Exhibit 99.2

Bookham Technology plc 5 March 2004

Bookham Technology plc

UPDATE - Acquisition of New Focus, Inc.

Oxfordshire, UK:  Bookham Technology plc (LSE:BHM; Nasdaq:BKHM) (“Bookham”), a leading provider of optical components, modules and subsystems for fibre optic communication networks, announces that, at the Extraordinary General Meeting of Bookham held earlier today, shareholders passed all resolutions necessary to approve the acquisition of New Focus, Inc. (the “Acquisition”), as detailed in the circular to shareholders dated 3 February 2004.

Subject to satisfaction or waiver of the remaining conditions of the Acquisition including the approval of New Focus’ stockholders at a meeting to be held today in California at 10.00 a.m (local time), it is anticipated that completion of the Acquisition will take place on 8 March 2004.

Bookham has made application to the UK Listing Authority (“UKLA”) and the London Stock Exchange (“LSE”) for the admission of 78,666,002 ordinary shares of Bookham to the Official List and to trading on the LSE’s market for listed securities. These applications have been made in respect of ordinary shares to be issued to New Focus stockholders in consideration for the Acquisition. Bookham has also made a block listing application to the UKLA and the LSE for the admission of 6,358,319 ordinary shares of Bookham to the Official List and to trading on the LSE’s market for listed securities. These applications have been made in respect of ordinary shares to be issued pursuant to options issued by New Focus, Inc which are to be assumed by Bookham in the Acquisition. It is expected that admission to listing of all these ordinary shares will take place on 8 March 2004.

Contacts:
Sharon Ostaszewska
Director Communications
Bookham Technology:
Tel:	+44 (0)1235 837000